Trayne S. Wheeler trayne.wheeler@klgates.com T +1 617 951 9068 F +1 617 261 3175

August 2, 2019

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Ms. Christina Fettig

Re:	John Hancock Funds II (the “Trust”) — File No. 333-232436
Registration Statement on Form N-14

Dear Ms. Fettig:

On behalf of the Trust, we submit this letter in response to comments received by telephone on July 31, 2019, from the staff of the Securities and Exchange Commission (“SEC”), with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Mid Cap Stock Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Small Cap Stock Fund, also a series of the Trust (the “Acquired Fund”) (the “Reorganization”). The final Registration Statement was filed with the SEC on July 31, 2019, accession no. 0001133228-19-004913.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

*      *      *

In response to the comment received from you on July 31st, the Trust responds as follows:

1.          Comment — Under “Comparison of Expenses - The Funds’ Expenses,” please confirm supplementally whether all of the Funds’ respective fees are current in accordance with Item 3 of Form N-14.

Response — The Trust confirms that all of the fees presented are current.

K&L Gates LLP

State Street Financial Center   One Lincoln Street   Boston   MA 02111

T +1 617 261 3100   F +1 617 261 3175   klgates.com

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If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

cc:	Thomas Dee, Assistant Secretary of the Trust